November 5, 2009

VIA U.S. MAIL

Thomas Conner, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415

Re: Metropolitan Life Insurance Company
        Metropolitan Life Separate Account E
        Initial Registration Statement on Form N-4
        File Nos. 333-162586 and 811-4001

Dear Mr. Conner:

        The staff has reviewed the above-referenced registration statement, which the
Commission received on October 20, 2009. Based on your representation that the filing
is substantially similar to File No. 333-161443, the filing received a selective review.
Based on this review, we have the following comments on the filing.

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will
    continue to be the same as the EDGAR class identifier associated with the contract.

    b. Please clarify supplementally whether there are any types of guarantees or support
    agreements with third parties to support any of the company's guarantees under the
    policy (other than reinsurance agreements) or whether the company will be solely
    responsible for paying out on any guarantees associated with the policy.

2. Index of Special Terms, page 4

    Several of the page numbers are incorrect. Please revise.

3. Highlights, page 5

    a. Please bold or otherwise highlight the statement that "Excess withdrawals (which
    include all withdrawals prior to the youngest annuitant reaching age 59 1/2) may
    significantly reduce the income you receive from the GWB feature, and an excess

withdrawal that reduces the contract value to zero will terminate the contract (see "Guaranteed Withdrawal Benefit for Life--Managing Your Withdrawals" for more information)."

b. Please reconcile your statement on page 5 that "You should purchase this contract only if you are buying it for the GWB feature" with your statement on page 25 that annuitizing the contract "may provide higher income amounts if the current annuity option rates applied to the contract value on the annuity date exceed the GWB Amount Payments." Also, please explain why someone would choose to withdraw money under the GWB feature vs. either of the annuity options.

4. <u>Total Portfolio Expenses and Investment Option Expenses Tables</u>, pages 8-9

Please disclose the fees for the Fidelity VIP Money Market Portfolio and the related footnotes in the tables as you did in File No. 333-161443, filed on August 19, 2009.

5. <u>Annuity Date</u>, page 19

If the contract is only offered in New York state, please revise the last sentence of the second paragraph to specify the "restrictions that may apply in your state." If applicable, please make similar changes to the Free Look disclosure.

6. <u>Appendix C - Required Minimum Distributions under the GWB,</u> page 50

Please correct the cross-reference in the last sentence of Example 3.

7. <u>Powers of Attorney</u>

Please provide powers of attorney that relate specifically to this new registration statement as required by Rule 483(b) of the 1933 Act. This means that each power of attorney must: (a) list the '33 Act registration number of the initial filing; (b) specifically name the contract or fund whose prospectus and/or SAI is being registered; or (c) otherwise clearly describe or identify the specific contract being registered.

8. <u>Financial Statements, Exhibits, and Other Information</u>

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

9. <u>Tandy Comment</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-8629.

                    Sincerely,

                    Alison White
                    Senior Counsel
                    Office of Insurance Products